





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69902 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLD CITY SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 CENTRAL AVENUE, SUITE 328
(No. and Street)

| CEDARHURST | NY | 11516 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

| 506 CARNEGIE CTR., STE 400 | PRINCETON | NJ | 08540 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __EYTAN FELDMAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__OLD CITY SECURITIES LLC_____ , as

of __JUNE 30_____ , 20 __21____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

PRINCIPAL, CCO
_____
Title




Notary Public

IRA M. SCHARAGA
Notary Public, State of New York
No. 02SC4708172
Qualified in Nassau County
Commission Expires July 31, 20__25__

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OLD CITY SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**JUNE 30, 2021**

OLD CITY SECURITIES LLC

TABLE OF CONTENTS

JUNE 30, 2021

withum
ADVISORY TAX AUDIT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Old City Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company"), as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

September 28, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

## OLD CITY SECURITIES LLC
### STATEMENT OF FINANCIAL CONDITION
### CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
### JUNE 30, 2021

### ASSETS

**Current Assets**

| | | |
|---|---|---|
| Cash | $ | 730,583 |
| Accounts receivable | | 3,601,907 |
| Right of use asset | | 188,927 |
| Other assets | | 99,843 |
| **Total Assets** | $ | 4,621,260 |

### LIABILITIES AND MEMBERS' EQUITY

**Current Liabilities**

| | | |
|---|---|---|
| Commissions payable | $ | 1,287,917 |
| Contract liabilities | | 68,613 |
| Lease liability | | 194,461 |
| Paycheck Protection Program loan | | 152,200 |
| Accounts payable and accrued expenses | | 85,886 |
| **Total Liabilities** | | 1,789,077 |

**MEMBERS' EQUITY**

| | |
|---|---|
| Managing Member - 800 units outstanding | 1,667,948 |
| Other Member - 200 units outstanding | 1,164,235 |
| **Total Members' Equity - 5,000 units authorized:** | |
| **1,000 units issued and outstanding** | 2,832,183 |
| **Total Liabilities and Members' Equity** | $ 4,621,260 |

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities Exchange Commission.

## Note 1 - Business Summary

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. As of June 30, 2021, 800 units have been issued and are outstanding for the managing member and 200 units have been issued and are outstanding for the other member. The Managing Member has the authority to issue additional units or create new classes of units. Liability of the Members is limited to their capital contribution to the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is also a member of the National Futures Association (NFA). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company introduces accredited investors to private investments, hedge funds, long only funds and to the advisers to such funds, for which the Company receives fee income.

## Note 2 - Summary of Significant Accounting Policies

### Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

### Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with account principles generally accepted in the United States of America ("GAAP"). The Company's year-end is June 30.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company and is a disregarded entity for income tax purposes. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Tax expense of $90,230 for the year ended June 30, 2021, results from the New York City "Unincorporated Business Tax" (UBT). The statutory UBT rate is 4% of net income after adjustments for the year ended June 30, 2021.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Recent Accounting Pronouncements

On July 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326), which replaced the incurred loss model with the current expected credit loss (CECL) model. The CECL impairment model utilizes historical information and forecasts of future economic conditions to determine expected credit losses over the contractual life of a given instrument. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost. The Company evaluated this guidance and determined that this standard does not have an impact on the financial statements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company's balances may exceed these limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2021 the Company had net capital of $483,591, which was $387,061 in excess of its required net capital of $96,530. The Company's ratio of aggregate indebtedness to net capital at June 30, 2021 was 2.99 to 1.

Exemption from Rule 15c3-3

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 5 - Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842 and used the modified retrospective approach in adopting the new standard. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of an operating real estate lease for its New York office, as detailed below.

The Company occupies office space in New York City. The current lease runs through July 2022. The lease was determined to be an operating lease. The Company recorded rent expense for the fiscal year ending June 30, 2021 of $195,042, which is included in rent and utilities on the statement of operations. The Company doesn't have any other lease or finance lease arrangements.

The lease doesn't contain a renewal option but can be extended on a month to month basis at the end of the lease. The Company based the right of use asset and lease liability on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has recorded a right of use asset on its statement of financial condition as of June 30, 2021 of $188,927, and a lease liability of $194,461. The cost for the operating lease was $176,225 for the twelve months ended June 30, 2021 and operating cash flow paid for lease liability during the same period was $176,020. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at July 1, 2019 of 1.74%.

## Note 5 - Right of Use Asset and Lease Liability (continued)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2021, are as follows:

| Year Ending June 30, | Lease | | Less Discount Amount | | Total Lease Liability |
|---|---|---|---|---|---|
| 2021 | $ | 181,299 | $ | 1,961 | $ | 179,338 |
| 2023 | | 15,145 | | 22 | | 15,123 |
| | $ | 196,444 | $ | 1,983 | $ | 194,461 |

## Note 6 - Members' Capital

Income or loss is allocated to the Members in accordance with their respective Membership Units. The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right but not the obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

## Note 7 - Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of July 1, 2020 and June 30, 2021 the accounts receivable balance was $2,531,250 and $3,601,907, respectively. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2020 and June 30, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2020 and June 30, 2021 contract liabilities were $235,952 and $68,613, respectively.

Note 8 – Paycheck Protection Program Loan

In response to the economic fallout of the COVID-19 pandemic in the United States the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, a $2.2 trillion economic stimulus bill was signed into law in March 2020.

The Paycheck Protection Program, established by the CARES Act, is implemented by the Small Business Administration ("SBA") with support from the Department of the Treasury.  This program provides small businesses with funds to pay up to 24 weeks of payroll costs, including benefits, interest on mortgages, rent and utilities. SBA will forgive loans if all employee retention criteria are met, and the funds are used for eligible expenses.

On May 4, 2020 2020 the Company received a Paycheck Protection Program loan of $152,200. The Company believes that it used the proceeds for purposes consistent with the Paycheck Protection Program. The Company believes it will meet the conditions for forgiveness of the loan and have applied for forgiveness.  As of June 30, 2021 the Paycheck Protection Program loan of $152,200 is outstanding.

Note 9 – Other Risks and Uncertainties

The Company continues to monitor and work with the management teams of the affiliated companies to which the Company provides services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which the Company provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 10 - Subsequent Events

These financial statements were approved by management and available for issuance on September 28, 2021. Subsequent events have been evaluated through that date.